Filed by Agiliti, Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Agiliti, Inc. (SEC File No. 132-02824)

Commission File No. for the Related Registration Statement: 333-226975

On November 14, 2018, Federal Street Acquisition Corp. mailed to its stockholders the following notice of adjournment of the special meeting to be held in connection with its business combination with UHS Holdco, Inc.:

FEDERAL STREET ACQUISITION CORP.

NOTICE OF ADJOURNMENT OF SPECIAL MEETING
OF STOCKHOLDERS OF FEDERAL STREET ACQUISITION CORP.

TO 10:00 A.M. EASTERN TIME ON MONDAY DECEMBER 17, 2018

AT BOSTON COLLEGE CLUB, 100 FEDERAL STREET, 36th FLOOR,

BOSTON, MASSACHUSETTS 02110

To the Stockholders of Federal Street Acquisition Corp.:

NOTICE IS HEREBY GIVEN that the special meeting of stockholders (the “special meeting”) of Federal Street Acquisition Corp., a Delaware corporation (“FSAC”) to be held in connection with FSAC’s previously announced business combination with UHS Holdco, Inc., and which was previously scheduled for Wednesday, November 14, 2018, at 10:00 a.m. Eastern Time, at the Boston College Club, 100 Federal Street, 36th Floor, Boston, Massachusetts 02110, was convened and adjourned until Monday, December 17, 2018, at 10:00 a.m. Eastern Time at the Boston College Club, 100 Federal Street, 36th Floor, Boston, Massachusetts 02110.

A definitive proxy statement/prospectus, dated October 10, 2018 (the “Proxy Statement/Prospectus”), was mailed to you on that date in connection with the special meeting. The proposals to be acted upon at the special meeting remain as described in the Proxy Statement/Prospectus. For the reasons set forth in the Proxy Statement/Prospectus previously mailed to you, the Board of Directors of FSAC unanimously recommends that you vote “FOR” the approval of all the proposals. Your attention is directed to the Proxy Statement/Prospectus (including the annexes thereto) for a complete description of each of the proposals. We encourage you to read the Proxy Statement/Prospectus carefully.

In connection with the adjournment, FSAC extended the deadline for holders of its shares of Class A common stock to submit such shares for redemption to 5:00 p.m. Eastern Time on Friday, December 14, 2018.

All stockholders are cordially invited to attend the special meeting in person. Whether or not you plan to attend, all stockholders who have not yet voted are encouraged to vote immediately. Stockholders may vote by completing and returning their proxy card in accordance with the instructions included with the Proxy Statement/Prospectus, or by attending the special meeting in person. If you have already submitted your proxy for the special meeting and wish to revoke or change your vote, you may do so by following the instructions included with the Proxy Statement/Prospectus, or by attending the special meeting in person. If you have already submitted your proxy for the special meeting and do not wish to revoke or change your vote, your shares will be voted at the special meeting as indicated in your proxy.

November 14, 2018

/s/ SCOTT M. SPERLING
Scott M. Sperling
Executive Chairman of the Board of Directors